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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 5)
                           PHP Healthcare Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    693344103
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                                 (CUSIP Number)

                   Arnold L. Wadler, Esq., Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box / /.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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CUSIP NO.  693344103                  13D                 Page 2  of  7 Pages
           ---------                                           ---    ---


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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only)

          John W. Kluge
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
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 (3) SEC Use Only

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 (4) Source of Funds*

    PF
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 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                  / /
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 (6) Citizenship or Place of Organization

     USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power  0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          0
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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0%
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(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



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                                  INTRODUCTION

         This Amendment No. 5 (the "Amendment") amends and supplements the
Schedule 13D originally filed on May 12, 1997 (as amended and supplemented by Amendments No. 1, 2 and 3 thereto, the "Statement") by John W. Kluge with respect to the shares of common stock, $.01 par value (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

ITEM 1.   SECURITY AND ISSUER
          This Amendment No. 5 to the Statement relates to the Common Stock. The principal executive offices of the Issuer are 11440 Commerce Park Drive, Reston, Virginia 20191.

ITEM 2.   IDENTITY AND BACKGROUND.
          This Amendment No. 5 to the Statement is being filed by John W. Kluge, as beneficial owner of the Common Stock of the Issuer held by Chase Manhattan Bank & John W. Kluge, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Trust"), a grantor trust of which Mr. Kluge is the beneficial owner. Mr. Kluge's business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership. During the past five years, Mr. Kluge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America. ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION(S).
          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          On December 23, 1998, Mr. Kluge disposed of the 1,625,000 shares of Common Stock held by the Trust -1,125,000 shares were disposed of on the open market at a price of $.02958 per share and 500,000 shares were sold in a private transaction for an


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          aggregate sale price of $15,000 pursuant to a Securities Purchase
          Agreement between the Trust and David Finkelstein dated December 23, 1998. As a result of the sale of such shares, Mr. Kluge's obligation to file statements on Schedule 13D has terminated.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
          (a) - (d) Not Applicable

          (e) John W. Kluge ceased to be the beneficial owner of any of the Common Stock of the Company on December 23, 1998; on that date 1,125,000 shares of Common Stock were sold on the open market and 500,000 shares were sold in a private transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.
          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          Exhibits 1,2 and 3 listed below have been filed with the original Statement filed on May 12, 1997 and are incorporated herein by reference thereto. Exhibit 4 listed below has been filed with Amendment No. 4 to the Statement on August 20, 1998.

               EXHIBIT 1: Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge. EXHIBIT 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John
          W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge. EXHIBIT 3: Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge.

               EXHIBIT 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge.

               EXHIBIT 3: Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge.

               EXHIBIT 4: Stockholder Voting Agreement, dated as of July 31, 1998, by and among John W. Kluge, Chase Manhattan Bank and John W. Kluge Trustees U/A Dated May 30, 1984 As


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          Amended By and For John W. Kluge and PHP Healthcare Corporation, a
          Delaware corporation.

               EXHIBIT 5: Stock Purchase Agreement, dated as of December 23, 1998, between David Finkelstein and Chase Manhattan Bank and John W. Kluge Trustees U/A Dated May 30, 1984 As Amended made by and for John
          W. Kluge.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     December 31, 1998


                                       /S/ JOHN W. KLUGE
                                       ----------------------------------------
                                       John W. Kluge, Trustee


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                                  EXHIBIT INDEX

Exhibit           Description

1. Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 1 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

2. Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 2 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

3. Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 3 to the Reporting Person's original
                  Schedule 13D filed on May 12, 1997).

4. Stockholder Voting Agreement, dated as of July 31, 1998, by and among John W. Kluge, Chase Manhattan Bank and John W. Kluge Trustees U/A Dated May 30, 1984 As Amended By and For John W. Kluge and PHP Healthcare Corporation, a Delaware corporation.

5. Stock Purchase Agreement, dated as of December 23, 1998, between David Finkelstein and Chase Manhattan Bank and John W. Kluge Trustees U/A Dated May 30, 1984 As Amended made by and for John W. Kluge.